UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   Amendment 1
                                       to
                                    FORM 10SB

                           essentialsystems.com, Inc.
          ------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

           Florida                                          65-0965465
------------------------------------                 ---------------------------
(State or other jurisdiction of                       (I.R.S. Employer
incorporation or organization)                              Identification no.)

222 Lakeview Avenue, PMB 160-183
West Palm Beach                                                  33401
------------------------------------------            --------------------------
(Address of principal executive offices)                      (Zip Code)

Issuer's telephone number: (561) 659-6530

Securities to be registered under Section 12(b) of the Act:

  Title of each class                          Name of each exchange on which
  to be so registered                          Each class to be registered

  None                                                    None
-----------------------------------            ---------------------------------

Securities to be registered under Section 12(g) of the Act:

                    Common Stock, $.0001 par value per share
            --------------------------------------------------------
                                (Title of class)

Copies of Communications Sent to:

                                 Mintmire & Associates
                                 265 Sunrise Avenue, Suite 204
                                 Palm Beach, FL 33480
                                 Tel: (561) 832-5696 - Fax: (561) 659-5371


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                                                      PART I

Item 1.                    Description of Business

Business Development

     essentialsystems.com, Inc. (the "Company") was organized on March 15, 1996, under the laws of the State of Florida, having the stated purpose of engaging in any lawful activities. The Company was formed with the contemplated purpose distribute and sell at wholesale sophisticated electronic surveillance equipment and devices for security and other purposes.

     The incorporator was unable to successfully implement the initial business plan. After development of a business plan efforts to develop the business failed and all such efforts were abandoned in December 1996.

     The Company never engaged in an active trade or business throughout the period from August 1996 until just recently. In December 1999, all of the issued and outstanding shares of the common stock of the Company were acquired from Alexis Mandelbaum, (5,000,000 shares) and Donald F. Mintmire (500,000 shares), its two (2) shareholders. At that time neither was an officer or director of the Company. T he 5,000,000 shares were purchased from Alexis Mandelbaum by Mr. Kevin L. Bell, the principal of the Company. The 500,000 shares were purchased from Donald F. Mintmire on that same date by a number of investors which did not include Mr. Bell. Alexis Mandelbaum agreed to exchange the 5,000,000 issued and outstanding shares held by such shareholder in exchange for a commitment to arrange to pay the costs of the continued operations of the corporation, and bringing its books and records up to date. The 500,000 shares held by Donald F. Mintmire were purchased for $1,000.00. Ms. Alexis Mandelbaum was introduced to Mr. Kevin L. Bell by Mr. Donald F. Mintmire. Mr. Bell and Mr. Mintmire were business and social acquaintances at that time. Mr. Mintmire served as legal advisor to the Company since Ms. Mandelbaum formed the Company. Mr. Bell is not related to either Ms. Mandelbaum or Mr. Mintmire, except that Mr. Mintmire also serves as legal advisor to Mr. Bell and the Company and as legal advisor to other companies. Mr. Mintmire is not engaged in the activities of the business except as a legal advisor. There are no arrangements or agreements between Ms. Mandelbaum, Mr. Bell and/or Mr. Mintmire relating to either of them participating in any future transactions with the Company.

         The Company subsequently received gross proceeds in the amount of $12,500.00 from the sale of a total of 500,000 shares of common stock, $.0001 par value per share (the "Common Stock"), in an offering conducted pursuant to
Section 3(b) and 4(2) of the Securities Act of 1933, as amended (the "Act"), and Rules 505 and 506 of Regulation D promulgated thereunder. This offering was made in the State of Florida. The Company undertook the offering of shares of Common Stock in February 2000.

         The Company then began to consider and investigate potential business opportunities. The Company is considered a development stage company and, due to its status as a "shell" corporation, its principal business purpose is to locate and consummate a merger or acquisition with a private entity. Because of the Company's current status of having limited assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business

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opportunity,   it  is  likely  that  the  Company's  present  shareholders  will experience substantial dilution and there will be a probable change in control of the Company.

         In December 1999, the Company also determined it should become active in seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses.

         Under the Exchange Act, a non-reporting Company will not be treated as a successor issuer after the non-reporting Company acquires a reporting blank check company or shell company. However, a non-reporting company that acquires a blank check or shell company may use a different registration procedure which requires reporting under the Act within fifteen (15) days of occurrence and filing within such time period complete audited and pro forma financials as a part of such filing. Mergers or acquisitions under such circumstances with a private entity require filing such financial documentation, and other detailed information regarding the non-reporting company and its nonfinancial operations. In addition, shareholders of either company may acquire stock in the other company which may or may not be exempt from registration, may change the holding period of the stock for tradability purposes under Rule 144, and may otherwise limit or restrict the tradability of certain stock. Under any of the above circumstances shareholders may be affected by any such merger or acquisition.

         The Company is voluntarily filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. In addition, management believes that this might make the Company more attractive to an operating business as a potential business combination candidate. As a result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

         Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any such business combination. Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years, or in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

         The Company's principal executive offices are located at 222 Lakeview Avenue, PMB 160- 183, West Palm Beach, FL 33401 and its telephone number is
(561) 659-6530.

Business of Company

     The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. There can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company.

     Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

     Management does not contemplate that the Company would acquire or merge with a business entity in which any officer or director of the Company has an interest. Any such related party transaction, however remote, would be submitted for approval by the Board of Directors and the proposed transaction would be submitted to the shareholders for prior approval in an appropriate manner. Thus any such transaction would be approved only by the shareholders. The Company will not obtain an independent appraisal of the value of the target if this transaction involves a related party transaction. The Company's management has not had any contact, discussions, or other understandings regarding any particular business opportunity at this time, regardless of any potential conflict of interest issues. The potential conflict of interest is merely a remote theoretical possibility at this time.

     The terms of the sale of any and all shares held by officers, directors, management or associates will be afforded all other shareholders absent consent of all shareholders.

     Management (Kevin L. Bell) was sole Officer and Director of Lucid Concepts, Inc. which was structured as a shell. A merger with that company was effected on December 31, 1999. Mr. Bell received $12,500.00, surrendered his stock, and the remaining shareholders retained their stock.. Mr. Bell is not active in the merged entity. Mr. Bell has announced his attention not to participate in other shell companies prior to a merger or acquisition for the Company and therefore has no conflict of interest related thereto. There are no other promoters, management, affiliates or associates involved.

Sources of Business Opportunities

     The Company intends to use various sources in its search for potential business opportunities including its officer and director, consultants, special advisors, securities broker-dealers, venture capitalists, member of the financial community and others who may present management with unsolicited proposals. Because of the Company's limited capital, it may not be able to retain on a fee basis professional firms specializing in business acquisitions and reorganizations. The Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger. Management will not use any specific criteria in hiring a consultant or finder but will select generally from any such available resource. The Company will rely upon the expertise and contacts of such persons, will use notices in written publications and personal contacts to find merger and acquisition candidates, the exact number of such contacts dependent upon the skill and

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industriousness  of the participants  and the conditions of the marketplace.  To date no notices, advertisements or other information has been provided and management is unable to provide or further describe such data at this time. None of the participants in the process will have any past business relationship with management. To date the Company has not engaged nor entered into any definitive agreements nor understandings regarding retention of any consultant to assist the Company in its search for business opportunities, nor is management presently in a position to actively seek or retain any prospective consultants for these purposes since such activity will only be undertaken after the effective date of this registration statement and completion of the comment
period  with  the   Securities  and  Exchange   Commission.   Payment  of  other
compensation or repayment of loans to or expenditures of officers, directors, affiliates or lending institutions may be funded from the revenues, assets, or debt or equity securities of an acquisition or merger candidate although such payments will not be required. Under these circumstances such compensation or loan repayment if required gives priority payment to such persons and may
adversely  impact  the  value   attributable  to  the  stock  of  the  remaining
shareholders.

     The Company does not intend to restrict its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering. Under these circumstances such compensation or loan repayment if required gives priority payment to such persons and may adversely impact the value attributable to the stock of the remaining shareholders. Payment of other compensation or repayment of loans of officers, directors, affiliates or lending institutions may be funded from the revenues, assets, or debt or equity securities of an acquisition or merger candidates although such payments will not be required.

     The Company will not pay consultants, finders fees or other acquisition related compensation to its legal counsel (except for bonafide legal services) or any officers, directors, affiliates or associates. The Company will not require the making of these payments to be a term of a merger or acquisition.

Evaluation

         Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, (limited solely to working history - See "Item 5. Directors, Executive Officers, etc.") or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's limited capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity and the consequences of such may result in a missed

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opportunity  for   shareholders  or  result  in  a  combination  that  if  fully investigated would not have been undertaken. Management will not devote full time to finding a merger candidate, will continue to engage in outside unrelated activities, and anticipates devoting no more than an average of five (5) hours weekly to such undertaking.

     In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

     Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.

     The terms of the sale of any and all shares held by officers, directors, management or associates will be afforded all other shareholders absent consent of all shareholders.

Form of Potential Acquisition or Merger

     Presently the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

     Because of the Company's current status and recent inactive status for the prior four (4) years, and its concomitant lack of assets and relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution to the Company's existing shareholders interests. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and the corresponding relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Company's shareholders as the case arises. Management may actively

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negotiate  or  otherwise  consent to the purchase of any portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition. In such an event, existing shareholders may not be afforded an opportunity to approve or consent to any particular stock buy-out transaction. However the terms of the sale of shares held by present management of the Company will be extended equally to all other current shareholders.

     Management does not have any plans to borrow funds to compensate any persons, consultants, or promoters in conjunction with its efforts to find and acquire or merge with another business opportunity. Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that the Company would be able to borrow significant funds for such purposes from any conventional lending sources. In all probability, a public sale of the Company's securities would also be unfeasible, and management does not contemplate any form of new public offering at this time. In the event that the Company does need to raise capital, it would most likely have to rely on the private sale of its securities. Such a private sale would be limited to persons exempt under the Commissions's Regulation D or other rule, or provision for exemption, if any applies. However, no private sales are contemplated by the Company's management at this time. If a private sale of the Company's securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to the Company. However, there can be no assurance that the Company will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. The Company does not anticipate using Regulation S promulgated under the Securities Act of 1933 to raise any funds any time within the next year, subject only to its potential applicability after consummation of a merger or acquisition in the event the acquired or newly merged company elected to use such fund-raising option to acquire funds for the Company.

     In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities of the Company, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although most likely an appropriate finder's fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed upon at that time. A finder's fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time. Current management has not in the past used any particular consultants, advisors or finders. Management has not actively undertaken a search for, nor retention of, any finder's fee arrangement with any person. It is possible that a potential merger or acquisition candidate would have its own finder's fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a pre- existing contract; in such case, the Company may be limited in its ability to affect the terms of compensation. Management cannot predict any other terms of a finder's fee arrangement at this time. If such a fee arrangement was proposed directors would negotiate the best terms available to the Company so as not to compromise the fiduciary duties of the representative in the proposed transaction.

     Management does not contemplate that the Company would acquire or merge with a business entity in which any officer or director of the Company has an interest. Any such related party transaction, however remote, would be submitted for approval to the Board of Directors and the

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proposed  transaction  would be submitted to the shareholders for prior approval in an appropriate manner. Thus any such transaction would be approved only by the shareholders. The Company will not obtain an independent appraisal of the value of the target if this transaction involves a related party transaction. The Company's management has not had any contact, discussions, or other understandings regarding any particular business opportunity at this time, regardless of any potential conflict of interest issues. Accordingly, the potential conflict of interest is merely a remote theoretical possibility at this time.

     Management (Kevin L. Bell) was sole Officer and Director of Lucid Concepts, Inc. which was structured as a shell. A merger with that company was effected on December 31, 1999. Mr. Bell received $12,500.00, surrendered his stock, and the remaining shareholders retained their stock.. Mr. Bell is not active in the merged entity. Mr. Bell has announced his attention not to participate in other shell companies prior to a merger or acquisition for the Company and therefore has no conflict of interest related thereto. There are no other promoters, management, affiliates or associates involved.

Possible Blank Check Company Status

     While the Company may be deemed a "shell" company at this time, it does not constitute a "blank check" company under pertinent securities law standards. Accordingly, the Company is not subject to securities regulations imposed upon companies deemed to be "blank check companies." If the Company were to file a registration statement under Securities Act of 1933 and, at such time, priced its shares at less than $5.00 per share and continued to have no specific business plan, it would then be classified as a blank check company.

     If in the future the Company were to become a blank check company, adverse consequences could attach to the Company. Such consequences can include, but are not limited to, time delays of the registration process for required filings under Rule 419 of the Act, significant expenses to be incurred in such an offering, and the additional steps required to comply with various federal and state laws enacted for the protection of investors.

     Many states (excluding Florida where the Company is incorporated) have statutes, rules and regulations limiting the sale of securities of "blank check" companies (as opposed to shell companies where such rules do not apply) in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the companies securities or to undertake any such offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein. In the event the Company undertakes the filing of a registration statement under circumstances that classifies it as a blank check company the provisions of Rule 419 and other applicable provisions will be complied with.


Rights of Shareholders

     The Company amended its Articles of Incorporation on December 14, 1999, to expressly provide that the Board of Directors is authorized to enter into on behalf of the corporation and to bind the corporation without shareholder approval, any and all acts approving the terms and conditions of a merger and/or a share exchange, and shareholders affected thereby, shall not be entitled to dissenters rights with respect thereto under any applicable statutory dissenters rights

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provision.  This provision expressly eliminates shareholder participation in the
merger  and/or  share  exchange   contemplated  by  the  Company  and  expressly
eliminates any shareholders dissenters rights. The Company does not intend to provide its shareholders with complete disclosure documentation including audited finance statements concerning a target company and its business prior to any mergers or acquisitions.

Competition

     Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's limited funds, it may be difficult to successfully compete with these other companies.

Employees

         As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities

     The Company is currently using at no cost to the Company, as its principal place of business offices of its legal counsel (provided at no cost), located in Palm Beach, Florida. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as an acquisition or merger transaction may be completed, the Company will secure commercial office space from which it will conduct its business. Until such an acquisition or merger, the Company lacks any basis for determining the kinds of office space or other facilities necessary for its future business. The Company has no current plans to secure such commercial office space. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Company's principal offices may be transferred to such existing facilities.

Industry Segments

     No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to part F/S of this Form 10-SB for a report of the Company's operating history for the past two fiscal years.



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Item 2. Management's Discussion and Analysis or Plan of Operation

         The Company is considered a development stage company with limited assets or capital, and with no operations or income since 1996. The costs and expenses associated with the preparation and filing of this registration statement and other operations of the Company have been paid for by a shareholder, specifically Kevin L. Bell (see Item 4, Security Ownership of Certain Beneficial Owners and Management, Kevin L. Bell is the controlling shareholder). Mr. Bell has agreed to pay future costs associated with filing future reports under Exchange Act of 1934 if the Company is unable to do so. It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and any additional needed funds will most likely be provided by the Company's existing shareholders or its sole officer and director in the immediate future. Current shareholders have not agreed upon the terms and conditions of future financing and such undertaking will be subject to future negotiations, except for the express commitment of Mr. Bell to fund required 34 Act filings. Repayment of any such funding will also be subject to such negotiations. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern.

         In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger.

          Management plans may but do not currently provide for experts to secure a successful acquisition or merger partner so that it will be able to continue as a going concern. In the event such efforts are unsuccessful, contingent plans have been arranged to provide that the current Director of the Company is to fund required future filings under the 34 Act, and existing shareholders have expressed an interest in additional funding if necessary to continue the Company as a going concern.

Plan of Operation

         During the next twelve months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because the Company has limited funds, it may be necessary for the sole officer and director to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. The Company will not make it a condition that the target company must repay funds advanced by its officers and directors. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. There can be no assurance that the Company will able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

         The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is convinced that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

Item 3.                    Description of Property

         The information required by this Item 3 is not applicable to this Form 10-SB due to the fact that the Company does not own or control any material property. There are no preliminary agreements or understandings with respect to office facilities in the future.

Item 4. Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth information, to the best knowledge of the Company as of July 12, 2000, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, each director of the Company and all directors and officers of the Company as a group.

Name of Address of                        Amount and Nature of        Percent
Beneficial Owner                          Beneficial Ownership        of Class
--------------------------------------    -------------------------   ---------
Kevin L. Bell                             5,000,000                   83.6%
222 Lakeview Avenue, PMB 160-183
West Palm Beach, FL 33401

All Executive Officers and Directors
as a Group (one person)                   5,000,000                   83.6%

Item 5. Directors, Executive Officers, Promoters and Control Persons, Compliance with Section 16(a) of the Exchange Act.

         The director and executive officer of the Company and his respective age is as follows:

Name                 Age        Position
-----------------    ------     ------------------------------
Kevin L. Bell        33         President, Secretary, Treasurer, and Director,

         All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time.

         No director, or officer, or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.

         The business experience of the person listed above during the past five years is as follows:

         Mr. Kevin L. Bell, 33 years old, has been a Director of the Company since December 15, 1999. Mr. Bell served in the United States Navy from 1978 to 1986, during which time he also attended Chicago's Community College in 1979. From 1984 to 1988 Mr. Bell worked as an undercover private investigator, specializing in retail theft, insurance fraud, and performed some work for the State Department in New York City. While still in New York City, Mr. Bell worked for an electrical supply house (Local 3 Electrical Union) until his relocation to the Atlanta, Georgia area in 1989. There Mr. Bell worked as an electrician from 1989 to 1991 as well as working for Dugan's (an Atlanta based restaurant) as an electrician until 1997. Also during 1990 to 1991 he worked as an in-house electrician for the Georgia Baptist Medical Center. From 1997 to present Mr. Bell works for Engineered Life Safety Systems as Vice President of Operations. Mr. Bell obtained a MCSE Certification (Microsoft Engineering Certified) and an A+ certification (Microsoft Certified Hardware Technician).

         Kevin L. Bell may be deemed a "promoter" of the Company and is the only promoter known to the Company.

         There are no agreements or understandings for any officer or director to resign at the request of another person and the sole officer and director is not acting on behalf of or at the direction of any other person. There are no other arrangements, agreements or understandings between nonmanagement shareholders, legal counsel, former shareholders, and management, under which former shareholders, legal counsel or nonmanagement shareholders may directly or indirectly participate in or influence the management of the affairs of the Company, except in rendering legal advise or as shareholders exercising their voting rights, including the right to continue to elect directors.

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (hereinafter referred to as the "Commission") initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership, of Common Stock and other equity securities of the Company on Forms 3, 4, and 5, respectively. Executive officers, directors and greater than 10% shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, Mr. Bell comprising all of the Company's executive officers, directors and greater than 10% beneficial owners of its common Stock, have complied with Section 16(a) filing requirements applicable to them during the Company's most recent fiscal year.

Item 6. Executive Compensation

         The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the years ended 1995 through 1998, nor at any time during 1999. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's director will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation from the Company.

Item 7. Certain Relationships and Related Transactions

         In December 1999, Mr. Kevin L. Bell acquired from the principal controlling shareholder, Alexis Mandelbaum, a total of 5,000,000 shares of Common Stock of the Company in exchange for a commitment to arrange to pay the costs of the continued operations of the corporation and bringing its books and records up to date.

         In addition Mr. Bell has paid for part of the cost and expenses associated with the filing of this Form 10-SB and other operations of the Company.

         At the current time, the Company has no provision to issue any additional securities to management, promoters or their respective affiliates or associates. At such time as the Board of Directors adopts an employee stock option or pension plan, any issuance would be in accordance with the terms thereof and proper approval. Although the Company has a very large amount of authorized but unissued Common Stock and Preferred Stock which may be issued without further shareholder approval or notice, the Company intends to reserve such stock for the Rule 506 offerings for acquisitions.

         During the Company's last two fiscal years, there have not been any other transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family.


         Kevin L. Bell may be deemed to be a "promoter" of the Company as that term is defined under the Rules and Regulations promulgated under the Act.

Item 8. Description of Securities

Common Stock

         The Company is authorized to issue 50,000,000 shares of common stock, par value $.0001, of which 6,000,000 shares are issued and outstanding as of the date hereof. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no pre-emptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

         Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The Company is authorized to issue 10,000,000 shares of preferred stock, no par value. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. At the present time no terms, conditions, limitations or preferences have been established. The Company has no shares of Preferred Stock outstanding, and the Board of Directors has no plan to issue any shares of preferred Stock for the foreseeable future unless the issuance thereof shall be in the best interests of the Company.

Certain Provision of Florida Law

         Section 607.0902 of the Florida Business Corporation Act prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition or unless the acquisition is approved by the corporation's board of directors, unless the corporation's articles of incorporation or bylaws specifically state that this section does not apply. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power;
(i) one-fifth or more, but less than one-third of such voting power; (ii) one-third or ore, but less than a majority of such voting power; and, (iii) more than a majority of such voting power. The Amended Articles of Incorporation of the Company specifically state that Section 607.0902 does not apply to control-share acquisitions of shares of the Company.

                                     Part II

Item 1. Market For Common Equity and Other Shareholder Matters.

         No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. The Company intends to make application to the NASD for the Company's shares to be quoted on the OTC Bulletin Board. The application to the NASD will be made during the Commission comment period for this Form 10-SB or immediately thereafter. The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c211 of the Securities Exchange Act of 1934, as amended. Inclusion on the OTC Bulletin Board permits price quotation for the Company's shares to be published by such service.

         The Company is not aware of any existing trading market for its common stock. The Company's common stock has never traded in a public market. There are no plans, proposals, arrangements or understandings with any person(s) with regard to the development of a trading market in any of the Company's securities.

         If  and  when  the   Company's   common   stock   is   traded   in  the
over-the-counter market, most likely the shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

         The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker- dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

         For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, the monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks.

Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

         As of July 12, 2000, there were 26 holders of record of the Company's common stock.

         As of the date hereof, the Company has issued and outstanding 6,000,000 shares of common stock. Of this total, 500,000 shares may be sold or otherwise transferred without restriction pursuant to the terms of Regulation D, Section 504, and Rule 144 (k) ("Rule 144") of the Securities Act of 1933, as amended (the "Act") since such shares were originally issued in transactions more than two (2) years ago. 5,000,000 such shares remain restricted under Rule 144 since such shares were and are held by an affiliate. The remaining 500,000 shares were issued subject to Rule 144 and may not be sold and/or transferred without further registration under the Act or pursuant to an applicable exemption..

Dividend Policy

         The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

Public Quotation of Stock

         The Company has not as of this date, but intends to request in the immediate future a broker- dealer who has not been identified at this time, to act as a market maker for the Company's securities. Thus far the Company has not requested a market maker to submit the Company's Form 10-SB to the National Association of Securities Dealers and to serve as a market maker for the Company's Common Stock. The Company anticipates that other market makers may be requested to participate at a later date. The Company will not use consultants to obtain market makers. There have been no preliminary discussions between the Company, or anyone acting on its behalf, and any market maker regarding the future trading market for the Company. It is anticipated that the market maker will be contacted prior to an acquisition or merger and only by management of the Company.

Item 2.                    Legal Proceedings

         The Company is currently not a party to any pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened. The Company was inactive from late 1996 through the date of this Form 10-SB.

Item 3. Changes in and Disagreements with Accountants

         Item 3 is not applicable to this Form 10-SB.

Item 4. Recent Sales of Unregistered Securities

         The Company received a total of $12,500.00 from the sale of a total of 500,000 shares of common stock, $.0001 par value per share (the "Common Stock"), in a self-underwritten offering conducted pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Act"), and Rules 505 and 506 of Regulation D promulgated thereunder. This offering was made in the State of Florida. The Company undertook the offering of shares of Common Stock in February 2000, and did not pay any underwriting discounts or commissions.

Item 5. Indemnification of Directors and Officers

         Article XI of the Company's Amended Articles of Incorporation contains provisions providing for the indemnification of directors and officers of the Company as follows:

         (a) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is otherwise serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct is unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

         (b) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not, opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

         (c) To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

         (d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for purpose.

         (e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition or such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

         (f) The Board of Directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

         (g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Amended Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such a person.

Transfer Agent

         The Company is serving as its own transfer agent until it becomes eligible for quotation with NASD.


                                    PART F/S

Financial Statements and Supplementary Data

         The Company's financial statements for the years ended has been examined to the extent indicated in their reports by Dorra, Shaw, & Dugan, independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to

Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, on Page F-1 hereof in response to Part F/S of this Form 10-SB.



                           ESSENTIALSYSTEMS.COM, INC.

                                TABLE OF CONTENTS

                                                                        Page

Accountants' Review Report..............................................F-1

Balance Sheet...........................................................F-2

Statement of Operations and Deficit Accumulated
       During the Developmental Stage...................................F-3

Statement of Changes in Stockholders' Equity............................F-4

Statement of Cash Flows.................................................F-5

Notes to Financial Statements...........................................F-6

                               Dorra Shaw & Dugan
                          Certified Public Accountants

ACCOUNTANTS' REVIEW REPORT


The Board of Directors and Stockholders
Essentialsystems.Com, Inc.
Palm Beach, Florida


We have reviewed the accompanying balance sheet of Essentialsystems.Com, Inc. (a Florida corporation and a development stage company) as of May 31, 2000, and the related statements of Operations and Deficit accumulated during the development stage, changes in stockholders' equity, and Cash Flows for the period December 1, 1999 to May 31, 2000, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Essentialsystems.Com, Inc.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based upon our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has incurred net losses since its inception. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plan regarding those matters also are described in Note D. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Dorra Shaw & Dugan
Certified Public Accountants
July 12, 2000


                  270 South County Road * Palm Beach, FL 33480
                  Telephone (561) 822-9955 * Fax (561) 832-7580
                              Website: dsd-cpa.com

ESSENTIALSYSTEMS.COM, INC.
(A Development Stage Company)

BALANCE SHEET




 May 31,                                                                                  2000
------------------------------------------------------------------------------  ---------------
ASSETS

Current Assets:
    Cash                                                                        $         1,740
---- -------------------------------------------------------------------------  ---------------

TOTAL CURRENT ASSETS                                                                      1,740
------------------------------------------------------------------------------  ---------------

                                                                                $         1,740
---- -------------------------------------------------------------------------  ---------------

LIABILITIES

Current Liabilities:
     Accrued expenses                                                           $             -
---- -------------------------------------------------------------------------  ---------------

TOTAL CURRENT LIABILITIES                                                                     -
------------------------------------------------------------------------------  ---------------

                                                                                              -
---- -------------------------------------------------------------------------  ---------------

STOCKHOLDERS' EQUITY

     Common stock - $.0001 par value - 50,000,000 shares authorized
           6,000,000 shares issued and outstanding                                          600
     Preferred stock - no par value - 10,000,000 shares authorized
           No shares issued and outstanding                                                   -
     Additional paid-in-capital                                                          18,000
     Deficit accumulated during the developmental stage                                 (16,860)
---- -------------------------------------------------------------------------  ---------------

TOTAL STOCKHOLDERS' EQUITY                                                                1,740
------------------------------------------------------------------------------  ---------------

                                                                                $         1,740
---- -------------------------------------------------------------------------  ---------------


               See accompanying notes to the financial statements.

ESSENTIALSYSTEMS.COM, INC.
(A Development Stage Company)

STATEMENT OF OPERATIONS AND DEFICIT
    ACCUMULATED DURING THE DEVELOPMENT
    STAGE

                                                                                         For the period
                                                                                         March 15, 1996
                                                                                       (date of inception)
For the period December 1, 1999 to May 31,                                    2000       to May 31, 2000

Revenues                                                           $            -       $             -
------------------------------------------------------------------ ---------------      ------------------
Operating expenses:
    Professional fees                                                      10,500                10,500
    Taxes and licenses                                                        150                   150
    Office                                                                    110                   110
    Office space                                                              600                   600
    Personel services                                                       3,000                 5,500
------------------------------------------------------------------ ---------------      ------------------

Total operating expenses                                                   14,360                16,860
------------------------------------------------------------------ ---------------      ------------------

Loss before income taxes                                                  (14,360)              (16,860)
    Income taxes                                                                 -                    -
------------------------------------------------------------------ ---------------      ------------------
Net loss                                                                  (14,360)              (16,860)
------------------------------------------------------------------ ---------------      ------------------
Deficit accumulated during the
         development stage - December 1, 1999                      $       (2,500)      $             -
------------------------------------------------------------------ ---------------      ------------------
Deficit accumulated during the
         development stage - May 31 2000                            $     (16,860)       $      (16,860)
------------------------------------------------------------------ ---------------      ------------------
Net loss per share                                                        (0.0024)
------------------------------------------------------------------ ---------------      ------------------
Weighted average shares of
         common stock                                                   6,000,000
------------------------------------------------------------------ ---------------      ------------------





                 See Accompanying Notes To Financial Statements

ESSENTIALSYSTEMS.COM, INC.
(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY




--- ------------------------------- ------------------------------------- ------------------------ -------------------------------
                                                                                         Additional
                                                Number of       Preferred     Common     Paid - In       Deficit
                                                 Shares          Stock        Stock      Capital      Accumulated        Total
--- ------------------------------- ---------------------- --------------- ----------- ------------- ------------- ---------------
Beginning balance:

                     March 15, 1996              3,000,000 $            -  $       300 $      1,200  $         -   $      1,500
    March 15, 1996 - Services                    2,500,000              -        2,500          750            -          1,000
                (Date of Inception)


Issuance of Common Stock:

                  February 25, 2000                500,000              -           50       12,450            -         12,500

Contributed services and space                           -              -            -        3,600            -          3,600

Deficit accumulated during
              the development stage                      -              -            -            -      (16,860)       (16,860)
--- ------------------------------- ---------------------- --------------- ----------- ------------- ------------ ----------------



Balance - May 31, 2000                           6,000,000 $            -  $     2,850 $     18,000   $  (16,860)   $      1,740
----------------------------------- ---------------------- --------------- ----------- ------------- ------------ ----------------



                 See Accompanying Notes To Financial Statements

ESSENTIALSYSTEMS.COM, INC.
(A Development Stage Company)

Statement of Cash Flows
                                                                                For the period
                                                                                March 15, 1996
                                                                                (date of inception)
For the period December 1, 1999 to May 31,                         2000         to May 31, 2000
------------------------------------------------------------------ ------------ ---------------
Operating Activities:

    Net loss                                                       $   (14,360) $   (16,860)
    Adjustments to reconcile net loss to net cash
        used by operating activities:
            Increase in:
                Issuance of common stock for services                    3,600        6,100
------------------------------------------------------------------ ------------ ---------------

Net cash used by operating activities                                  (10,760)     (10,760)
------------------------------------------------------------------ ------------ ---------------

Financing activities:
    Issuance of Common Stock                                            12,500       12,500
------------------------------------------------------------------ ------------ ---------------

Net cash provided by financing activities                               12,500       12,500
------------------------------------------------------------------ ------------ ---------------

Net increase in cash                                                     1,740        1,740
------------------------------------------------------------------ ------------ ---------------

 Cash - May 31, 2000                                               $     1,740  $     1,740
------------------------------------------------------------------ ------------ ---------------













                 See Accompanying Notes To Financial Statements

ESSENTIALSYSTEMS.COM, INC.
NOTES TO FINANCIAL STATEMENTS

Note A - Summary of Significant Accounting Policies:

Organization

Essentialsystems.Com, Inc. (a development stage company) is a Florida Corporation organized to distribute and sell at wholesale and retail sophisticated electronic surveillance equipment and devices for security and other purposes. The Company failed in its attempt to successfully develop its initial business plan and during December 1996 abandoned its efforts. The Company was inactive and there were no transactions from August 1996 to the date of reinstatement by the State of Florida on December 14, 1999 that affect the balances reflected in the financial statements as of December 1, 1999.

The Company has a new business plan, which was adopted on or about December 15, 1999, which is to engage in seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. The assets of the Company will be used for its expenses of operation to implement this plan.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a November 30 year-end.

Start - Up Costs

Start - up and organization costs are being expensed as incurred.

Loss Per Share

The computation of loss per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Interim Financial Statements

The May 31, 2000 interim financial statements include all adjustments, which in the opinion of management are necessary in order to make the financial statements not misleading.

Note B - Stockholders' Equity:

On March 15, 1996, the Company issued 5,500,000 shares of common stock for $1,500 cash and the fair market value of services, valued at $1,000, rendered by its initial stockholders.

On February 25, 2000 the company issued a total 500,000 additional shares of common stock for the sum of $12,500.

ESSENTIALSYSTEMS.COM, INC.
NOTES TO FINANCIAL STATEMENTS

Note B - Stockholders' Equity(con't):

The $10,500 in  professional  fees  includes the costs and expenses of legal and
accounting   service   associated   with  the  preparation  and  filing  of  the
registration statement.

At May 31, 2000, the Company had authorized 50,000,000 shares of $.0001 par value common stock and had 6,000,000 shares of common stock issued and outstanding. In addition, the Company authorized 10,000,000 shares of preferred stock with the specific terms; conditions, limitations and preferences to be determined by the Board of Directors. None of the preferred stock was issued and outstanding as of May 31, 2000.

The Company utilizes its legal counsel's office at no charge and the Company's president is not currently compensated. The Company records the fair value of these services as an expense and contributed capital at the rate of $100 per month for office space, and $500 per month for personnel services respectively.


Note C - Income Taxes:

The Company has a net operating loss carry forward of $14,360 that may be offset against future taxable income. If not used, the carry forward will expire in 2020.

The amount recorded as deferred tax assets, cumulative as of May 31, 2000 is $2,200, which represents the amounts of tax benefits of loss carry-forwards. The Company has established a valuation allowance for this deferred tax asset of $2,200, as the Company has no history of profitable operations.


Note D - Going Concern:

The Company's financial statements are prepared using generally accepted accounting principles applied to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred losses from its inception through May 31, 2000. It has not established revenues sufficient to cover operating costs and to allow it to continue as a going concern.

Management   plans  currently   provide  for  experts  to  secure  a  successful
acquisition or merger partner so that it will be able to continue as a going concern. In the event such efforts are unsuccessful, contingent plans have been arranged to provide that the current Director of the Company is to fund required future filings under the 34 Act, and existing shareholders have expressed an interest in additional funding if necessary to continue the Company as a going concern.

                                   Signatures

         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

                          essentialsystems.com, Inc.
                            (Registrant)

Date: July 24, 2000        BY:  /s/ KEVIN L. BELL
                           ------------------------------------
                              Kevin L. Bell, President

         In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date                        Signature                   Title

July 24 , 2000     BY:/s/ KEVIN L. BELL
                   -------------------------
                   Kevin L. Bell                       President,  Secretary,
                                                       Treasurer, Director